Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT ON PROGRESS OF COMPLAINT

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.51B(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement made by PetroChina Company Limited (the “Company”) on 6 September 2013, by reason of the PRC authorities’ investigation of certain former directors and senior management of the Company, an overseas individual shareholder, who is seeking to represent other shareholders through a class action, filed a complaint with the United States District Court for the Southern District of New York against the Company, Mr Jiang Jiemin, former chairman of the board of directors, Mr Zhou Jiping, chairman of the board of directors, Mr Zhou Mingchun, former CFO and Mr Yu Yibo, CFO of the Company for alleged violations of the securities laws of the United States. The Company (through the designated legal documents delivery agent of the Company in the United States) has been served with the notice of the complaint, with no details on the amount claimed under the complaint. The Company will vigorously contest the complaint with its best efforts to protect the legitimate rights and interests of the Company.

Based on information available to the board of directors, the Company’s normal business operations are not affected. The Company will closely follow the progress of the complaint and disclose the relevant information in a timely manner in accordance with regulatory requirements.

By order of the Board
PetroChina Company Limited
Sun Longde
(Vice president, performing the duties of the secretary to the Board)

Beijing, the PRC

26 November 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.